Mail Stop 4561

July 31, 2006

John M. Carradine
Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

> **Re: Healthaxis Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 30, 2006**
> **File No. 333-126146**

Dear Mr. Carradine:

We have reviewed your amended registration statement and have the following comments. All capitalized terms have the same meaning as in the prospectus.

<u>Form S-3/A</u>

<u>General</u>

1.   We note that you did not provide the staff with a version of your amended registration statement marked to show changes. Please ensure that you file a black-lined version on Edgar with your next amendment. See Rule 472(a) of Regulation C and Item 310 of Regulation S-T.

2.   We note the acknowledgements included in the closing of your response letter dated June 30, 2006. However, your acknowledgements are not identical to those requested in our prior comment letter dated July 28, 2005. In the event you request acceleration of the effective date of this registration statement, you should furnish a letter at the time of such request acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Table of Contents

3.   Please move the paragraph titled "Special Note Concerning Forward-Looking Statements" to a section of the prospectus not subject to the plain English requirements of Rule 421(d).

Summary
Recent Developments, page 1

4.   We note the disclosure added to this section in response to prior comment 5 of our letter dated July 28, 2005. However, this section should be a brief overview of information found elsewhere in the prospectus and conform to the plain English requirements of Rule 421(d). Moreover, it is unclear why you refer to agreements and transactions entered into over 14 months ago as "recent developments." Please revise your summary to disclose only the most material aspects of this offering and your business and move your detailed disclosure on the Securities Transactions and the associated transaction documents to an appropriate section of the prospectus.

5.   We note your statement that all summaries of the transaction agreements are qualified by reference to the complete text of those agreements. Please remove this qualification as investors are entitled to rely upon the disclosure contained in the prospectus and revise to state that your disclosure provides a materially complete description of the transaction documents. We will not object to text in the summary that that appropriately refers the reader to the more complete information that is contained in the body of the prospectus.

The Purchase Agreement, page 1

6.   We also note that the Purchase Agreement contains representations and warranties that are qualified by confidential disclosure schedules and that shareholders are informed they should not rely on the representations and warranties as characterizations of the complete state of facts with respect to such matters. Why is necessary or appropriate to refer to these technical provisions of the purchase agreement in the summary description. It appears that any discussion of the representations and warranties contained in the agreement

should be limited to the description of prior transactions with the selling shareholders that is provided as part of the body of the prospectus. Please tell us why the detailed discussion of the representations and warranties may be of material interest to investors in the proposed offering. Since performance under the purchase agreement appears to have occurred, the significance of the detailed discussion of the representations and warranties is unclear.

The Warrants, page 2

7.   Revise to define "the Expiration Date." Revise also to provide disclosure regarding the impact, if any, on the voluntary or compelled exercise of the Warrants due to the shares of common stock underlying the warrants not being registered for public resale. Consistent with a comment above, the detailed discussion of conditions precedent to a forced exercise of the warrants in the summary does not appear to satisfy the requirements of Rule 421(d). Please move information of that type to the section of the body of the prospectus where you describe the transactions with selling security holders and the transactions with those persons.

The Registration Rights Agreement, page 4

8.   We note your statement that "The Company has used its best efforts to have this registration statement declared effective, and expects to continue to use its best efforts to register for resale all shares issued or issuable upon exercise of the Warrants." Expand to state briefly the basis for the view that best efforts have been applied, despite the lapse in time between your receipt of comments concerning this registration statement and the filing of the response to those comments. Tell us if you have incurred any penalties or could incur penalties due to the lapse between the receipt of comments and the filing of an amendment or as a consequence of the failure to obtain effectiveness of a registration statement for the securities. In this respect, we it appears that Section 2(a)(ii) of the Registration Rights Agreement requires that you use your best efforts to cause a registration statement to be declared effective as promptly as possible, but within what appears to be 120 days following the filing of the resale registration statement.

Risk Factors, page 7

9.   We note your statement in the introduction that "Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations." As all known material risks are required to be disclosed, please delete references to unknown or immaterial risks and revise to simply state

that this section contains a discussion of all current material risks to investors and your business.

The recently consummated transactions with Tak Investments, page 7

10.   Revise this subheading to state the specific risk to investors discussed in the text of the risk factor which would appear to be that Tak Investments is able to exert significant influence over your business. Expand the text of the risk factor to clarify the manners in which Tak Investment is able to exert significance influence, to state the level of stock ownership specified in the Investors Rights Agreement, and to explain in greater detail why your relationship with Tak Investments poses a material risk to investors.

11.   It also appears that the risk posed by Tak Investments' influence over your business is separate and distinct from the risk posed by your Remote Resourcing Agreement with Healthcare BPO Partners L.P. Consider discussing the specific risk associated with these non-U.S. operations under a separate subheading.

The registration of the resale of a substantial number of shares… page 8

12.   Please refer to our prior comment 4 in our letter dated July 28, 2005. We note your revised disclosure regarding concurrent public offerings of your common stock. If Tak Investments or any of its affiliates are eligible to sell shares in these concurrent offerings, revise to disclose this information and the number of shares eligible for resale by these shareholders.

Part II

Undertakings, page II-3

13.   Rule 415 and the associated undertaking of Item 512(a) of Regulation S-K were recently amended. Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Exhibit 5.1

14.   We note the statement "In connection with the contemplated issuance of the Shares, we have assumed the receipt of proper consideration for the issuance thereof in excess of the par value thereof, and compliance with the terms of the Securities Documents and all applicable laws related to the issuance of the Shares." Given that 2,222,222 of the shares being offered pursuant to this registration statement are currently outstanding, the purpose of this statement is unclear. We will not object if counsel relies upon the financial statements or

certificates of officers that the consideration was received if deemed necessary, but generalized assumptions of this type appear overly broad. Please have counsel revise its opinion to opine separately on the shares currently outstanding versus shares issuable pursuant to other securities.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may call me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile at (214) 740-8800
John B. McKnight, Esq.
Locke Liddell & Sapp, LLP
Telephone: (214) 740-8000